UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Blue Buffalo Pet Products, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09531U 102
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 09531U102 Page 2 of 6

1. Names of Reporting Persons. The Bishop Family Limited Partnership
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 12,147,914
6. Shared Voting Power 0
7. Sole Dispositive Power 12,147,914
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 12,147,914 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11. Percent of Class Represented by Amount in Row (9) 6.2%
12. Type of Reporting Person PN

13G

CUSIP No. 09531U102 Page 2 of 6

1. Names of Reporting Persons. Stephen J. Saft
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 12,147,914
6. Shared Voting Power 0
7. Sole Dispositive Power 12,147,914
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 12,147,914 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11. Percent of Class Represented by Amount in Row (9) 6.2%
12. Type of Reporting Person IN

13G
CUSIP No. 09531U102

ITEM 1.
(a) Name of Issuer: Blue Buffalo Pet Products, Inc. (the “Issuer”).

(b) Address of Issuer's Principal Executive Offices: 11 River Road, Wilton, CT 06897

ITEM 2.
(a) Name of Person Filing:

(b) Address of Principal Business Office, or if None, Residence:

(c) Citizenship:

This Schedule 13G is being filed by The Bishop Family Limited Partnership, a Connecticut limited partnership (the “Bishop Family LP”), and Stephen J. Saft, a United States citizen, individually and as trustee of The William W. Bishop Children's Spray Trust (the “Bishop Trust”, and collectively with the Bishop Family LP, the “Reporting Persons”).

The general partner of the Bishop Family LP is the Bishop Trust. The trustee of the Bishop Trust is Mr. Saft. Mr. Saft, as the trustee of the Bishop Trust, may be deemed to be the beneficial owner of the shares of Common Stock (as defined below) held by the Bishop Family LP. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Saft is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Mr. Saft disclaims beneficial ownership of such shares.

The principal business address of Bishop Family LP is 321 Broadway, Saratoga Springs, NY 12866. . The principal business address of Mr. Saft is Withers Bergman LLP, 660 Steamboat Road, Greenwich, CT 06830.

(d) Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”)

(e) CUSIP Number: 09531U102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
Calculations of the percentage of shares of Common Stock beneficially owned are based on 196,515,280 shares of Common Stock outstanding as of November 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on November 14, 2016. As of December 31, 2016, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.
As of December 31, 2016, the Bishop Family LP directly held 12,147,914 shares of Common Stock.

(b) Percent of class:

As of December 31, 2016, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See each cover page hereof.

(ii) Shared power to vote or to direct the vote:

See each cover page hereof.

(iii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv) Shared power to dispose or to direct the disposition of:

See each cover page hereof.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The Bishop Family LP and Invus, L.P. (collectively, the “Shareholders”), the Issuer and other shareholders of the Issuer named therein are party to an Amended and Restated Investor Rights Agreement, dated as of January 21, 2015 (the “Investor Rights Agreement”). The Investor Rights Agreement requires the Shareholders to vote their shares of Common Stock for directors that are designated by the Shareholders in accordance with the provisions of the Investor Rights Agreement. The Shareholders and certain of their respective affiliates are acting as a “group” that, as of December 31, 2016, beneficially owns 99,608,789 shares of Common Stock, or 50.7% of the outstanding shares. The Bishop Family LP individually expressly disclaims beneficial ownership over any shares of Common Stock it may be deemed to beneficially own solely by reason of the Investor Rights Agreement. Invus, L.P. and certain of its affiliates are separately filing a Schedule 13G to report their beneficial ownership of the shares of Common Stock.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 10, 2017

THE BISHOP FAMILY LIMITED PARTNERSHIP,

By: The William W. Bishop Children’s Spray Trust, as general partner

By: /s/ Stephen J. Saft
Name: Stephen J. Saft
Title: Trustee

/s/ Stephen J. Saft
Stephen J. Saft, Individually and as Trustee of
The William W. Bishop Children’s Spray Trust